December 7, 2009
VIA EDGAR
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street NE
Washington, D.C. 20549

Re:	Grand Canyon Education Inc.
Response to your letter dated November 23, 2009 concerning
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 1-34211
Dear Mr. Spirgel:
This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 23, 2009, to Grand Canyon Education, Inc. (the “Company”) regarding the Form 10-K for the fiscal year ended December 31, 2008, filed by the Company on February 19, 2009 and the Form 10-Q for the quarterly period ended September 30, 2009, filed by the Company on November 3, 2009.
This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2008
16. Valuation and Qualifying Accounts, page 126
Staff Comment:
1. We note that you determine the adequacy of your allowance for doubtful accounts based on an analysis of the aging of your accounts receivable and historical bad debt experience. Provide us with more specific details regarding how you determine your allowance, including how you “estimate losses resulting from the inability, failure or refusal of your students to make required payments.” In concluding that your reserves at December 31, 2008 are adequate to cover any write offs that you may make, tell us if, and how, you considered the “impact of current economic conditions on your current and former students,” which could cause an increase in your cohort default rate for the 2008 federal fiscal year as disclosed in a subsequent Form 8-K on August 27, 2009. Tell us whether there has been any change in your assessment during each interim period thereafter.

Company Response:
The Company establishes allowances for student receivables deemed to be uncollectible primarily based upon a periodic review of the Company’s receivables aging. The Company applies reserves to each aging category based upon an estimate of the risk presented by the age of the receivables, and the Company fully reserves for any balances that are over 12 months from the start of the semester to which the balance relates. The Company assesses the reasonableness of its estimation process by comparing actual and projected write-offs as a percentage of revenue on a semester by semester basis to the bad debt expense recorded in the general ledger to determine if the composition of the Company’s accounts receivable has materially changed, which could indicate that modifications to the allowance may be required. The Company has noted that as a result of the current economic conditions, a higher percentage of aged receivables are not being paid. However, this deterioration in collections of aged receivables has recently been more than offset by changes that the Company has implemented with respect to its student accounts receivable collection process, which has resulted in fewer accounts reaching aged status. Thus, the amount of aged receivables as a percentage of revenue is decreasing on a year over year basis, which has resulted in a corresponding reduction in bad debt expense as a percentage of revenue in recent periods.
Management does not consider changes in the cohort default rate when analyzing the adequacy of the Company’s allowance for uncollectible receivables, because management does not see a direct correlation between the Company’s receivable collection experience and the cohort default rate. The cohort default rate represents the number of students that default on Federal Family Education program loans, or FFEL loans, as a percentage of the number of students that went into repayment. The Company is not responsible for administering the collection of these loans and the Company does not guarantee these loans; accordingly there is no collection risk to the Company. In the August 27, 2009 Current Report on Form 8-K, the Company included a risk factor related to the cohort default rate because the Company may lose its eligibility to participate in some or all of the federally guaranteed student loan programs if, for three consecutive years, 25% or more of its students who were required to begin repayment of their student loans in one year default on their payment by the end of the following year or if the default rate exceeds 40% for any single year. The Company cohort default rates on FFEL loans for the 2005, 2006 and 2007 federal fiscal years, the three most recent years for which such rates have been calculated by the Department of Education, were 1.8%, 1.6% and 1.4%, respectively.

Form 10-Q for the Quarterly Period Ended September 30, 2009
Derivatives and Hedging, page 7
Staff Comment:
2. Please disclose if the derivative financial instruments contain financing elements and how they were reported in the Statements of Cash Flows. Refer to paragraphs 44(c)(1) and 45A of SFAS 133.
Company Response:
The Company entered into two derivative agreements to manage its 30 Day LIBOR interest exposure related to its variable rate debt on June 30, 2009. Neither of these instruments contained financing elements. The adjustment of $302,000 for the effective portion of the loss on the derivatives as of September 30, 2009 is included as a component of other comprehensive income, net of taxes, and this adjustment was treated as a non-cash transaction between other assets, notes payable and other, and other comprehensive income in the statement of cash flows. The Company will include this disclosure in respect of its derivative financial instruments in all future filings. The interest rate swap instrument was an at-the-money plain-vanilla interest rate swap involving no payments between the parties at inception. The interest rate corridor required an upfront payment of $164,000 by the Company to the counterparty solely for the time value of an out-of-the-money option contract based on the forward LIBOR rate curve at the instrument’s inception. The contractual terms of the Company’s derivative instruments have not been structured to ensure that net payments will be made by one party in the earlier periods and subsequently returned by the counterparty in the later periods of the derivative’s term as discussed in paragraph 45A of SFAS 133. Furthermore, neither of the Company’s derivative instruments have been amended or modified since their inception.
In connection with the above response, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information on these issues, or if we can provide you with any other information that will facilitate the Staff review process, please advise us at your earliest convenience. You may reach me at (602) 639-6648.

Sincerely,

Grand Canyon Education, Inc.

By:	/s/ Daniel E. Bachus
Name:	Daniel E. Bachus
Its:	Chief Financial Officer